UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Effective as of the third quarter of 2023, we implemented certain changes to align our income statement presentation more closely with the manner in which our management currently receives and uses financial information to evaluate business performance following the expansion of our business lines, extension of our services to a broader range of owners of energy assets, including electric vehicle (“EV”) charging stations and photovoltaic (“PV”) assets, as well as our recent acquisitions. We now report our revenues under three primary categories:

•

Charging services revenue, which includes income from the provision of mobility connectivity solutions to EV charging stations and the provision of charging services at charging stations that we operate under our full station operation model. Our mobility connectivity solutions include mobility connectivity services delivered in conjunction with Kuaidian, our partnered platform that is operated by a third-party service provider, and SaaS products that optimize the marketing, operations and energy efficiency of charging stations connected to our network.

•

Energy solutions revenue, which includes income from the provision of integrated charging facilities and energy storage solutions, covering the planning, deployment, production and optimization of EV charging, renewable energy and energy storage systems for energy asset owners. We generate energy solutions revenue from site selection, hardware procurement, EPC (engineering, procurement, and construction), station maintenance and upgrade, energy storage, customer support and other services. For our energy storage solutions, it has been observed that charging stations are subject to time-of-use electricity pricing, with varying rates during peak and off-peak hours. We construct predictive and optimization models, leveraging our strong digital analytics capabilities, to evaluate the optimal storage capacity for a given charging station. We develop and execute installation and on-site commissioning plans for energy storage facility at charging stations. We also provide an energy management system and devise optimized operation strategies for peak-shaving, load-shifting, and demand response participation utilizing our digital analytics capabilities, thereby enhancing the performance of energy storage and the overall charging station operation.

•

New initiatives revenue, which includes income from electricity procurement services and other services that aim to enhance the efficiency and profitability of energy assets including charging stations, PV assets and energy storage assets.

The following unaudited consolidated statements of profit or loss and other comprehensive loss for the nine months ended September 30, 2022 and 2023 and unaudited consolidated statements of financial position of NaaS Technology Inc. as of September 30, 2023 have been prepared and presented in accordance with the International Financial Reporting Standards (the “IFRS”). We retrospectively recast the income statement information for prior periods to conform to the current period presentation. The recasting involved the recategorization of revenues from mobility connectivity services and from the stations that we operate directly ourselves to charging services revenue; the inclusion of revenues from engineering, procurement, and construction (“EPC”) services, hardware procurement, station upgrade and maintenance services to energy solutions revenue; and the reclassification of income from electricity procurement, non-charging services such as food and beverage and online advertising, virtual power plant and charging robots to new initiatives revenue. These changes have no material impact on our previously reported consolidated net revenues, net income or net income per share. Our historical results are not necessarily indicative of results expected for future periods.

The following table presents our unaudited condensed consolidated statements of profit or loss and other comprehensive loss for the periods indicated:

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023

	(In thousands, except for share and per share and per ADS data)
	RMB	RMB	US$	RMB	RMB	US$
Charging services revenues	25,519	31,506	4,318	60,323	81,516	11,173
Energy solutions revenues	265	138,795	19,023	1,492	171,099	23,451
New initiatives revenues	1,087	643	88	1,544	3,104	425

Revenues	26,871	170,944	23,429	63,359	255,719	35,049

Cost of revenues	(25,233)	(124,115)	(17,011)	(64,377)	(183,667)	(25,174)

Gross profit	1,638	46,829	6,418	(1,018)	72,052	9,875

Other gains, net	6,346	4,965	681	8,954	11,926	1,635
Operating expenses
Selling and marketing expenses	(67,713)	(160,199)	(21,957)	(170,154)	(312,684)	(42,857)
Administrative expenses	(25,486)	(107,668)	(14,757)	(2,149,647)	(414,974)	(56,877)
Research and development expenses	(10,256)	(17,418)	(2,387)	(25,361)	(36,431)	(4,993)

Total operating expenses	(103,455)	(285,285)	(39,101)	(2,345,162)	(764,089)	(104,727)

Operating loss	(95,471)	(233,491)	(32,002)	(2,337,226)	(680,111)	(93,217)

Finance costs	(9,819)	(8,539)	(1,170)	(10,081)	(22,842)	(3,131)
Fair value changes of convertible and redeemable preferred shares	—	—	—	(3,158,498)	—	—
Fair value changes of financial instruments at fair value through profit or loss	—	(120,985)	(16,582)	1,753	(105,854)	(14,508)

Loss before income tax	(105,290)	(363,015)	(49,754)	(5,504,052)	(808,807)	(110,856)

Income tax expenses	(3,760)	(2,178)	(298)	(6,457)	(415)	(57)

Net loss	(109,050)	(365,193)	(50,052)	(5,510,509)	(809,222)	(110,913)

Net loss attributable to:
Equity holders of the company	(109,050)	(366,863)	(50,281)	(5,510,509)	(811,183)	(111,182)
Non-controlling interests	—	1,670	229	—	1,961	269

	(109,050)	(365,193)	(50,052)	(5,510,509)	(809,222)	(110,913)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.16)	(0.02)	(2.97)	(0.37)	(0.05)
Diluted	(0.05)	(0.16)	(0.02)	(2.97)	(0.37)	(0.05)
Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.51)	(1.63)	(0.22)	(29.74)	(3.66)	(0.50)
Diluted	(0.51)	(1.63)	(0.22)	(29.74)	(3.66)	(0.50)
Weighted average number of ordinary shares outstanding-basic	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732
Weighted average number of ordinary shares outstanding-diluted	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732
Net loss	(109,050)	(365,193)	(50,052)	(5,510,509)	(809,222)	(110,913)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	—	(4,363)	(602)	—	(25,979)	(3,583)
Currency translation differences	17,222	(1,258)	(173)	16,638	(1,583)	(218)

Other comprehensive loss, net of tax	17,222	(5,621)	(775)	16,638	(27,562)	(3,801)
Total comprehensive loss	(91,828)	(370,814)	(50,827)	(5,493,871)	(836,784)	(114,714)

Total comprehensive loss attributable to:
Equity holders of the company	(91,828)	(372,484)	(51,056)	(5,493,871)	(838,745)	(114,983)
Non-controlling interests	—	1,670	229	—	1,961	269

	(91,828)	(370,814)	(50,827)	(5,493,871)	(836,784)	(114,714)

The following table presents our unaudited condensed consolidated statements of financial position:

	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
	(In thousands)
ASSETS
Current assets
Cash and cash equivalents	513,351	396,072	54,286
Trade receivables	130,004	233,704	32,032
Contract assets	—	100,263	13,742
Financial assets at fair value through profit or loss	—	178,146	24,417
Inventories	—	18,852	2,584
Prepayments, other receivables and other assets	287,435	555,699	76,165
Other financial assets	—	129,079	17,692

Total current assets	930,790	1,611,815	220,918

Non-current assets
Right-of-use assets	17,030	12,984	1,780
Financial assets at fair value through profit or loss	11,753	16,260	2,229
Financial assets at fair value through other comprehensive income	129,060	103,081	14,128
Investments accounted for using equity method	—	160	22
Property, plant and equipment	2,600	4,263	584
Other non-current assets	13,869	9,221	1,264
Intangible assets	833	11,572	1,586
Goodwill	—	40,590	5,563

Total non-current assets	175,145	198,131	27,156

Total assets	1,105,935	1,809,946	248,074

LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	38,000	149,582	20,502
Current lease liabilities	6,853	6,567	900
Trade payables	49,239	181,061	24,816
Income tax payables	16,214	16,258	2,228
Convertible notes	—	503,888	69,064
Other payables and accruals	81,835	218,660	29,971

Total current liabilities	192,141	1,076,016	147,481

Non-current liabilities
Non-current lease liabilities	9,327	5,854	802
Interest-bearing bank borrowings	465,155	555,191	76,095
Deferred tax liabilities	438	2,344	321

Total non-current liabilities	474,920	563,389	77,218

Total liabilities	667,061	1,639,405	224,699

EQUITY
Share capital	146,730	151,598	20,778
Additional paid in capital	6,358,600	6,919,111	948,343
Accumulated losses	(6,031,255)	(6,842,438)	(937,834)
Other reserves	(35,201)	(62,763)	(8,602)
Non-controlling interests	—	5,033	690

Total equity	438,874	170,541	23,375

Total equity and liabilities	1,105,935	1,809,946	248,074

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

Revenues

Total revenues reached RMB255.7 million (US35.0 million) for the nine months ended September 30, 2023, representing an increase of 304% period over period. The rapid increase was mainly attributable to the increase in our energy solutions revenue as a result of the strong execution and delivery in energy solutions projects during the third quarter of 2023.

Charging services revenues. Revenues from charging service contributed RMB81.5 million (US$11.2 million) in the nine months ended September 30, 2023 an increase of 35% as compared with RMB60.3 million for the same period in 2022. The increase was primarily attributable to an overall increase in charging volume completed through our EV Charging network, including through charging ports that we lease and operate ourselves under our full station operation model. Energy assets operations are our new strategic focus and we have and will continue to dedicate more resources to this business. In terms of charging volume, we experienced a meaningful reduction in the total number of charging ports connected to our network and in the daily charging volume in late August 2023 as a result of the simultaneous termination by three major charging station operators in China of their collaboration with us amid intensified competition in the charging service industry. In response, we temporarily increased incentives to end-users through our platform (in the form of discounts and promotions) to boost the use of our network, and we achieved a rebound in the charging volume transacted through our network by the end of September. Charging volume transacted through our network reached 3,634 GWh in the nine months ended September 30, 2023, representing an increase of 1,737 GWh or 91.6% from the nine months ended September 30, 2022. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB233.0 million (US$31.9 million) for the nine months ended September 30, 2023, as compared with RMB145.6 million for the nine months ended September 30, 2022.

Energy solutions revenues. Revenues from energy solutions increased 114 times from RMB1.5 million for the nine months ended September 30, 2022 to RMB171.1 million (US$23.5 million) for the nine months ended September 30, 2023. The increase reflects our commitment to the delivery of energy solutions and was primarily driven by revenues generated from the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project in Anji County, Zhejiang Province, pursuant to a contract that we signed in September 2023 , where we deliver one-stop PV-storage-charging-swapping solutions. The project is expected to be completed in the fourth quarter of 2023. The other major contributor to this revenue line was revenues generated by the provision of one-stop energy management solutions at residential and commercial buildings through Sinopower Holdings International Co. Limited, which we have consolidated in our financial statements since our acquisition of a majority stake in June 2023. Sinopower is primarily engaged in the development of rooftop solar PV projects for housing estates and commercial and industrial buildings. Sinopower has a track record of successfully developing and constructing over 600 solar energy projects in Hong Kong with a total installed capacity of 25MW. Examples include the design and construction of solar energy power stations for the HKEX building and for the terminal building for the third runway of the Hong Kong International Airport. Sinopower simulates power generation on project sites, designs PV panel layout plans and electrical circuits from a safety and convenience perspective, and identifies the optimal solution.

New initiatives revenues. Revenues from new initiatives increased significantly by 101% from RMB1.5 million for the nine months ended September 30, 2022 to RMB3.1 million (US$0.4 million) for the nine months ended September 30, 2023, as we continued to launch new initiatives to expand our market offerings.

Operating costs and expenses

Cost of revenues increased by 185% from RMB64.4 million for the nine months ended September 30, 2022 to RMB183.7 million (US25.2 million) for the nine months ended September 30, 2023. The increase was primarily due to the costs associated with the significant progress we made in delivering various energy solution projects. Gross margin reached 28.2% for the nine months ended September 30, 2023 from a negative 1.6% for the same period in 2022, as we started to reap benefits from our know-how and capabilities in delivering and executing energy solution projects of different scales.

Total operating expenses decreased by 67% from RMB2.3 billion for the nine months ended September 30, 2022 to RMB764.1 million (US$104.7 million) for the nine months ended September 30, 2023. The difference was mainly due to the one-time recognition of RMB1.9 billion in equity-settled listing costs in the first half of 2022. Setting that aside, total operating expenses as a percentage of revenues improved to 298.8% for the nine months ended September 30, 2023 from 682.6% in the same period in 2022, demonstrating our increased operating leverage.

Selling and marketing expenses. Selling and marketing expenses increased by 84% from RBM170.2 million for the nine months ended September 30, 2022 to RMB312.7 million (US$42.9 million) for the nine months ended September 30, 2023. The increase was the result of higher incentives offered to end-users and sales and marketing efforts relating to the energy solutions business. The excess incentives to end-users recorded in selling and marketing expenses, being the amount of payments made to end-users that exceed the amount of commission fees we earned from charging stations on a transaction basis, were RMB169.6 million (US$23.2 million) for the nine months ended September 30, 2023, compared with RMB93.9 million for the same period in 2022.

Administrative expenses. Administrative expenses decreased by 81% from RMB2.1 billion for the nine months ended September 30, 2022 to RMB415.0 million (US$56.9 million) for the nine months ended September 30, 2023. The difference was largely due to the one-time recognition of RMB1.9 billion in equity-settled listing costs in the nine months ended September 30, 2022.

Research and development expenses. Research and development expenses increased by 44% from RMB25.4 million for the nine months ended September 30, 2022 to RMB36.4 million (US$5.0 million) for the nine months ended September 30, 2023. The increase was primarily due to the continued expansion of our research and development team to enhance our charging services and energy solutions business.

Finance costs

Finance costs were RMB22.8 million (US$3.1 million) for the nine months ended September 30, 2023, as compared with finance costs of RMB10.1 million for the same period in 2022. This significant increase in finance costs was primarily attributable to increased interest costs as more bank borrowings were utilized.

Income tax expenses

Our income tax expenses were RMB0.4 million (US$0.1 million) for the nine months ended September 30, 2023, compared with income tax expenses of RMB6.5 million for the same period in 2022, primarily due to a reversal of income tax provision.

Net loss and non-IFRS net loss attributable to ordinary shareholders

Net loss attributable to ordinary shareholders was RMB811.2 million (US$111.2 million) for the nine months ended September 30, 2023, as compared with net loss attributable to ordinary shareholders of RMB5,510.5 million for the same period in 2022. The difference was primarily due to the one-time recognition of RMB1.9 billion in equity-settled listing costs in the nine months ended September 30, 2022.

Non-IFRS net loss attributable to ordinary shareholders was RMB386.0 million (US$52.9 million) for the nine months ended September 30, 2023, as compared with non-IFRS net loss attributable to ordinary shareholders of RMB242.3 million for the same period in 2022.

Non-IFRS Financial Measure

We use non-IFRS net profit/loss and non-IFRS net margin for the period, which are non-IFRS financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that non-IFRS net profit/loss and non-IFRS net margin help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our results for the period. We believe that non-IFRS net profit/loss and non-IFRS net margin for the period provide useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

Non-IFRS net profit/loss and non-IFRS net margin for the period should not be considered in isolation or construed as an alternative to operating profit or net profit for the period or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review non-IFRS net profit/loss and IFRS net margin for the period and the reconciliation to their most directly comparable IFRS measures. Non-IFRS net profit/loss and non-IFRS net margin for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Non-IFRS net profit/loss for the period represents profit/loss for the period excluding share-based compensation expenses, equity-settled listing costs, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial instruments at fair value through profit or loss. Non-IFRS margin for the period is calculated by dividing non-IFRS net loss for the period by total revenue for the period.

The table below sets forth unaudited reconciliations of our IFRS and non-IFRS results for the periods indicated:

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2022	September 30, 2023		September 30, 2022	September 30, 2023

	(In thousands, except for share and per share and per ADS data)
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company
Net loss attributable to ordinary shareholders of the Company	(109,050)	(366,863)	(50,281)	(5,510,509)	(811,183)	(111,182)
Add: Share-based compensation expenses	12,521	70,160	9,616	198,781	319,348	43,770
Equity-settled listing costs	—	—	—	1,912,693	—	—
Fair value changes of instruments convertible to shares of the Company		120,400	16,502		120,400	16,502
Fair value changes of convertible and redeemable preferred shares	—	—	—	3,158,498	—	—
Fair value changes of financial instruments at fair value through profit or loss	—	585	80	(1,753)	(14,546)	(1,994)

Adjusted net loss attributable to ordinary shareholders of the Company	(96,529)	(175,718)	(24,083)	(242,290)	(385,981)	(52,904)

Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.08)	(0.01)	(0.13)	(0.17)	(0.02)
Diluted	(0.05)	(0.08)	(0.01)	(0.13)	(0.17)	(0.02)
Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.45)	(0.78)	(0.11)	(1.31)	(1.74)	(0.24)
Diluted	(0.45)	(0.78)	(0.11)	(1.31)	(1.74)	(0.24)
Weighted average number of ordinary shares outstanding-basic	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732
Weighted average number of ordinary shares outstanding-diluted	2,137,608,219	2,249,586,003	2,249,586,003	1,852,683,306	2,218,815,732	2,218,815,732

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Alex Wu
Name:	Alex Wu
Title:	Chief Financial Officer

Date: October 31, 2023